Compass Minerals 9900 W. 109th Street, Suite 100 Overland Park, KS 66210 www.compassminerals.com 913-344-9200
VIA EDGAR

Mr. Robert Babula
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

August 23, 2021

RE:    Compass Minerals International, Inc.
    Form 10-K for the fiscal year ended December 31, 2020
    Filed February 26, 2021
    File No. 001-31921

Dear Mr. Babula:

Compass Minerals International, Inc., a Delaware corporation (the “Company,” “we,” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated June 25, 2021, with respect to the Company’s financial statements and related disclosures in our Annual Report on Form 10‑K (our “Form 10-K”) for the fiscal year ended December 31, 2020, filed February 26, 2021. Below is the Company’s response. For the convenience of the Staff, we have repeated the Staff’s comment before our corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
1.We have read your response to comment 1. Revise your operating cash flow disclosure to discuss and analyze each significant change in working capital and the underlying reasons for such changes.

Response:

The Company acknowledges the Staff’s comment and has added disclosure on page 40 of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 to discuss the significant changes in working capital during the period. The Company will also add this disclosure to all future filings in which there are significant changes in working capital, including its Form 10-K/A for the year ended December 31, 2020 and Form 10-Q/A for the quarter ended March 31, 2021.

Securities and Exchange Commission
Division of Corporation Finance

Financial Statements
g. Accounts Receivable and Allowance for Doubtful Accounts, page 64

2.We have read your response to comment 5. In your response you state you may provide temporary extended payment terms for seasonal products. These temporary extensions generally allow payment terms from 60 to 120 days. Accounts receivable totaling $52.0 million and $59.0 million were outstanding with payment terms in excess of 30 days at December 31, 2020 in North America. You also state that accounts receivable totaling $95.3 million and $92.8 million were outstanding with payment terms, on average that range from 165 to 180 days but may extend up to 220 days for sales of products to support certain crops at December 31, 2020 in South America. Please address the following:

•Provide us with an aging of accounts receivable past due 30, 60, 90, 180 and 360 days with extended payment terms in North America and South America; and
•Tell us the amount of accounts receivables for which you have not received payments

Response:

The Company’s aging of North America accounts receivable with extended payment terms is as follows (in millions):

Aging Schedule as of	Outstanding Amount	Current	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	Over 120 days past due
12/31/2020	$100.9	$90.3	$9.1	$0.9	$0.3	$0.1	$0.2
3/31/2021	7.5	5.3	1.0	0.3	0.7	0.1	0.1
6/30/2021	0.6	—	0.2	—	—	—	0.4

The above table for North America represents the amount of accounts receivable with extended terms as of December 31, 2020 and the aging schedule for the subsequent interim periods for those same receivables that were outstanding as of December 31, 2020. As of June 30, 2021, $0.6 million of the $100.9 million outstanding with extended terms were past due. Please note that in our response letter to the Staff dated May 26, 2021 (the “May 2021 Letter”), we indicated that $52.0 million of North America accounts receivable were outstanding as of December 31, 2020 with payment terms in excess of 30 days. This amount only included receivables with due dates in excess of 30 days (i.e., with due dates of January 31, 2021 or later). The remainder of the $90.3 million in “Current” represents accounts receivable with extended terms that are due in 30 days or less.

The Company’s aging of South America accounts receivable with extended payment terms is as follows (in millions at exchange rates in effect at each balance sheet date):

Securities and Exchange Commission
Division of Corporation Finance

Aging Schedule as of	Outstanding Amount	Current	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	Over 120 days past due
12/31/2020	$104.0	$95.3	$0.1	$0.2	$1.4	$0.4	$6.6
3/31/2021	87.3	79.4	—	—	—	—	7.9
6/30/2021	37.8	30.6	—	—	—	—	7.2

The above table for South America represents the amount of accounts receivable with extended terms as of December 31, 2020 and the aging schedule for the subsequent interim periods for those receivables that were outstanding as of December 31, 2020. As of June 30, 2021, $7.2 million of the $104.0 million outstanding with extended payment terms were past due. Please note that in the May 2021 Letter, we indicated that $95.3 million of South America accounts receivable were outstanding as of December 31, 2020 with extended payment terms. This amount only included receivables with due dates in excess of 30 days (i.e., with due dates of January 31, 2021 or later).

Note 5. Inventories, page 71

3.We have read your response to comment 6. You state in your response that you implemented and tested enhanced internal controls related to inventory management at your Ogden facility such that the internal controls were operating effectively at December 31, 2020. Tell us why you disclose there were no changes in the Company’s internal control over financial reporting during the most recently completed fiscal quarter on page 96.

Response:

The Company plans to amend its Annual Report on Form 10-K for the year ended December 31, 2020 to correct its interim inventory valuation methodology and other immaterial items, as disclosed in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021. As such, the Company will disclose in this amendment the changes in internal control over financial reporting made to its inventory management control process at its Ogden facility during the quarter ended December 31, 2020.

Securities and Exchange Commission
Division of Corporation Finance

If you have any questions or further comments, please contact me at (913) 344-9200.

* * * * * * * *

Sincerely,

/s/ James D. Standen

James D. Standen
Chief Financial Officer
and Principal Accounting Officer

cc: Kevin S. Crutchfield